Exhibit 99.1

ALTERITY THERAPEUTICS LIMITED

ACN 080 699 065

Notice of Annual General Meeting and Explanatory Memorandum

Time and Date of Meeting:	9:00 am (AEDT) on Friday 11th November 2022 Registration from 8:30 am

Location:	Level 3, 62 Lygon Street, Carlton, Victoria, 3053 and virtually

Voting ahead of attending the Meeting

Shareholders are strongly encouraged to vote by lodging a directed proxy appointing the Chairman before 9:00 am (AEDT) Wednesday, 9th November 2022. Instructions for lodging proxies are included on your personalised proxy form, or in the link that you received if you provided an email address. Alternatively, you are able to vote ahead of the Meeting via www.investorvote.com.au/Login using the control number of 1607.

To watch the webcast, ask questions and vote on the day of the meeting, please visit https://meetnow.global/MLZYAYU. An online meeting guide is available at www.computershare.com.au/ virtualmeetingguide. Online registration will open 30 minutes before the meeting.

If you wish to attend the meeting in person, or to appoint a proxy other than the Chairman to attend the meeting in person, please contact the Company Secretary, Mr Phillip Hains, by email at info@alteritytherapeutics.com, with subject header: “Attention to Company Secretary”, at least 2 business days before the meeting so appropriate arrangements can be made.

Please note that if Government directives or other restrictions prohibit physical meetings or make holding a physical meeting impractical, the Company may restrict in person attendance. Because conditions and potential restrictions or other requirements for meetings relating to Covid-19 can change rapidly, if it becomes necessary or appropriate to make alternative arrangements to those set out in this Notice of Meeting the Company will announce the alternative arrangements to ASX. Shareholders are encouraged to check for announcements at the ASX website www.asx.com.au under the Company’s code ATH.

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

NOTICE OF 2022 ANNUAL GENERAL MEETING

ALTERITY THERAPEUTICS LIMITED

ACN 080 699 065

Notice is given that the 2022 Annual General Meeting of Alterity Therapeutics Limited (“the Company” or “Alterity”) will be held at Level 3, 62 Lygon Street, Carlton, Victoria, 3053 and virtually on Friday, 11 November 2022 at 9:00 am (AEDT), for the purposes of considering and, if thought fit, passing each of the resolutions referred to in this Notice of Annual General Meeting.

Further details in respect of each of the resolutions proposed in this Notice of Annual General Meeting are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting. The details of the resolutions contained in the Explanatory Memorandum should be read together with, and form part of, this Notice of Annual General Meeting.

Please read this Notice of Annual General Meeting carefully and consider directing your proxy on how to vote on each resolution by marking the appropriate box on the proxy form included with this Notice of Annual General Meeting. Shareholders who intend to appoint the Chairman as proxy (including appointment by default) should have regard to Proxy and Voting Instructions on page 8 of this Notice of Annual General Meeting.

ORDINARY BUSINESS

2022 Annual Reports

To receive and consider the 2022 Annual Financial Statements of the Company in respect of the year ended 30 June 2022 and comprising the Annual Financial Report, the Directors’ Report and the Auditor’s Report. At the meeting, a representative of the Company’s auditors, PricewaterhouseCoopers, will be invited to attend to answer questions about the audit of the Company’s 2022 Annual Financial Statements.

Resolution #1 – Non-binding resolution to adopt Remuneration Report

To consider and, if thought fit, to pass the following resolution as an advisory and non-binding ordinary resolution:

“THAT for the purposes of section 250R(2) of the Corporations Act, the Remuneration Report for the financial year ended 30 June 2022 as disclosed in the Directors’ Report is adopted.”

Voting Exclusion and Restriction Statement:

A vote on Resolution 1 must not be cast (in any capacity) by, or on behalf of any of the following persons (referred to herein as “Restricted Voters”):

●	a member of the key management personnel of the Company (KMP), details of whose remuneration are included in the Remuneration Report for the year ended 30 June 2022; or

●	a closely related party of a KMP.

However, a person (“voter”) may cast a vote on Resolution 1 as a proxy if the vote is not cast on behalf of a Restricted Voter and the voter is appointed as a proxy in writing that specifies how the proxy is to vote on the Resolution 1. The Chairman may also exercise undirected proxies if the vote is cast on behalf of a person entitled to vote and the proxy appointment expressly authorises the Chairman to exercise the proxy even if Resolution 1 is connected directly or indirectly with the remuneration of members of the KMP.

If you are a KMP or a closely related party of a KMP (or are acting on behalf of any such person) and purport to cast a vote that will be disregarded by the Company (as indicated above), you may be liable for an offence for breach of voting restrictions that apply to you under the Corporations Act.

KMP are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, whether directly or indirectly. Members of KMP include its directors and certain senior executives.

A closely related party of a member of the KMP means any of the following:

●	a spouse, child or dependent of the member;

●	a child or dependent of the member’s spouse;

●	anyone else who is one of the member’s family and may be expected to influence, or be influenced by, the member in the member’s dealings with the Company;

●	a company the member controls; or

●	a person prescribed by regulations (as at the date of this notice of meeting, no additional persons have been prescribed by regulation).

NOTICE OF 2022 ANNUAL GENERAL MEETING

Shareholders who intend to appoint the Chairman as proxy (including an appointment by default) should refer to the Proxy and Voting Instructions on page 8 of this Notice of Annual General Meeting.

Further details in respect of Resolution 1 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

Resolution #2 – Re-Election of Director – Mr. Brian Meltzer

To consider and, if thought fit, pass as an ordinary resolution, the following:

“THAT Mr. Brian Meltzer, a Director of the Company, who retires by rotation in accordance with the Company’s Constitution and, being eligible, offers himself for re-election, be re-elected as a Director of the Company.”

Further details in respect of Resolution 2 are set out in the Explanatory Memorandumaccompanying this Notice of Annual General Meeting.

Resolution #3 – Approval to refresh and amend 2004 ASX Plan

To consider and, if thought fit, pass as an ordinary resolution, the following:

“THAT, for the purposes of ASX Listing Rule 7.2 Exception 13 and for all other purposes, shareholders approve the employee incentive scheme known as the “2004 ASX Plan” including amendment of the 2004 ASX Plan to provide that up to 240 million securities (the “Plan Pool”) can be issued under the 2004 ASX Plan (unless issued under the 2018 ADS Plan) after the approval, as described in the Memorandum which accompanied and formed part of the Notice of Meeting.”

Voting Exclusion and Restriction Statement:

The Company will disregard any votes cast in favour of Resolution 3 by or on behalf of a person who is eligible to participate in the employee incentive scheme or an associate of that person.

However, the Company need not disregard a vote cast in favour of this resolution by:

●	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or

●	the Chairman of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the Chairman to vote on the resolution as the Chairman decides; or

●	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

o	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

o	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Proxy voting prohibition

Other than as set out below, a vote on Resolution 3 must not be cast as proxy by a Restricted Voter.

A Restricted Voter may cast a vote on this resolution as a proxy if either:

●	the Restricted Voter is appointed as a proxy by writing that specifies the way the proxy is to vote on this resolution; or

●	the Restricted Voter is the chair and the written appointment of the chair as proxy:

o	does not specify the way the proxy is to vote on this resolution; and

o	expressly authorises the chair to exercise the proxy even though this resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel.

Shareholders who intend to appoint the Chairman as proxy (including an appointment by default) should refer to the Proxy and Voting Instructions on page 8 of this Notice of Annual General Meeting.

Further details in respect of this Resolution 3 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

NOTICE OF 2022 ANNUAL GENERAL MEETING

Resolution #4 – Approval to refresh and amend 2018 ADS Plan

To consider and, if thought fit, pass as an ordinary resolution, the following:

“THAT, for the purposes of ASX Listing Rule 7.2 exception 13 and for all other purposes, shareholders approve the employee incentive scheme known as the “2018 ADS Plan” including amendment of the 2018 ADS Plan to provide that up to 240 million securities (the “Plan Pool”) can be issued under the 2018 ADS Plan (unless issued under the 2004 ASX Plan) after the approval, as described in the Memorandum which accompanied and formed part of the Notice of Meeting.”

Voting Exclusion and Restriction Statement:

The Company will disregard any votes cast in favour of Resolution 4 by or on behalf of a person who is eligible to participate in the employee incentive scheme or an associate of that person.

However, the Company need not disregard a vote cast in favour of this resolution by:

●	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or

●	the Chairman of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the Chairman to vote on the resolution as the Chairman decides; or

●	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

o	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

o	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Proxy voting prohibition

Other than as set out below, a vote on Resolution 4 must not be cast as proxy by a Restricted Voter. A Restricted Voter may cast a vote on this resolution as a proxy if either:

●	the Restricted Voter is appointed as a proxy by writing that specifies the way the proxy is to vote on this resolution; or

●	the Restricted Voter is the chair and the written appointment of the chair as proxy:

o	does not specify the way the proxy is to vote on this resolution; and

o	expressly authorises the chair to exercise the proxy even though this resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel.

Shareholders who intend to appoint the Chairman as proxy (including an appointment by default) should refer to the Proxy and Voting Instructions on page 8 of this Notice of Annual General Meeting.

Further details in respect of this Resolution 4 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

SPECIAL BUSINESS

Resolution #5 – Approval of 10% Placement Issue

To consider and, if thought fit, pass the following as a special resolution:

“THAT, pursuant to and in accordance with ASX Listing Rule 7.1A and for all other purposes, the Company may elect to issue equity securities up to 10% of the issued capital of the Company (at the time of issue) calculated in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 and on the terms and conditions described in the Explanatory Memorandum which accompanied and formed part of this Notice of Annual General Meeting.”

Voting Exclusion and Restriction Statement:

The Company will disregard any votes cast in favour of Resolution 5 by or on behalf of a person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely in the capacity of a holder of ordinary securities in the Company) or an associate of that person.

However, the Company need not disregard a vote cast in favour of this resolution by:

●	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or

●	the Chairman of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the Chairman to vote on the resolution as the Chairman decides; or

NOTICE OF 2022 ANNUAL GENERAL MEETING

●	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

o	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

o	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Shareholders who intend to appoint the Chairman as proxy (including an appointment by default) should refer to the Proxy and Voting Instructions on page 8 of this Notice of Annual General Meeting.

Further details in respect of this Resolution 5 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

Resolution #6 – Amendment of Company constitution

To consider and, if thought fit, pass the following as a special resolution:

“THAT for the purposes of section 136(2) of the Corporations Act 2001 (Cth) and for all other purposes, the constitution of the Company be amended as set out in Annexure C to the Explanatory Memorandum which accompanied and formed part of the Notice of Annual General Meeting, with effect immediately upon passing of this Resolution.”

Shareholders who intend to appoint the Chairman as proxy (including an appointment by default) should refer to the Proxy and Voting Instructions on page 8 of this Notice of Annual General Meeting.

Further details in respect of this Resolution 6 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

Resolution #7 – Ratification of prior issue of shares

To consider and, if thought fit, pass as an ordinary resolution, the following:

“THAT for the purposes of ASX Listing Rule 7.4 and for all other purposes, shareholders ratify the prior issue of 9,543,840 fully paid ordinary shares at A$0.0135 (0.0135 Australian cents) per share to unrelated professional, sophisticated and other investors exempt from the disclosure requirements of Ch 6D of the Corporations Act as described in the Explanatory Memorandum which accompanied and formed part of the Notice of Annual General Meeting.”

Voting Exclusion and Restriction Statement:

The Company will disregard any votes cast in favour of Resolution 7 by or on behalf of a person who participated in the issue or is a counterparty to the agreement being approved or an associate of that person.

However, the Company need not disregard a vote cast in favour of this resolution by:

●	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or

●	the Chairman of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the Chairman to vote on the resolution as the Chairman decides; or

●	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

o	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

o	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Shareholders who intend to appoint the Chairman as proxy (including an appointment by default) should refer to the Proxy and Voting Instructions on page 8 of this Notice of Annual General Meeting.

Further details in respect of this Resolution 7 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

OTHER BUSINESS

To consider any other business that may be brought before the Meeting in accordance with the Constitution of the Company and the Corporations Act.

NOTICE OF 2022 ANNUAL GENERAL MEETING

By the order of the Board:

Mr Phillip Hains

Company Secretary

Alterity Therapeutics Limited

Dated: 13 October 2022

The accompanying Explanatory Memorandum, Proxy Form and Voting Instructions form part of this Notice of Annual General Meeting.

NOTICE OF 2022 ANNUAL GENERAL MEETING

PROXY AND VOTING INSTRUCTIONS

Proxy Instructions

A Shareholder who is entitled to attend and vote at this meeting may appoint:

(a)    one proxy if the Shareholder is only entitled to one vote; and

(b)   one or two proxies if the Shareholder is entitled to more than one vote.

Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the Shareholder’s voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes, in which case any fraction of votes will be disregarded.

The proxy may, but need not, be a member of the Company.

Where a Shareholder appoints two proxies, on a show of hands, neither proxy may vote if more than one proxy attends and on a poll each proxy may only exercise votes in respect of those shares or voting rights the proxy represents.

Proxies may be lodged using any of the following methods:

-     online by visiting www.investorvote.com.au

-      by returning a completed Proxy Form by post to:

Computershare Investor Services, GPO Box 242, Melbourne, Victoria, 3001

-     by faxing a completed Proxy Form to 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia);

-     for intermediary online subscribers only (custodians), submit your voting intentions via www.intermediaryonline.com not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

The proxy form must be signed by the Shareholder (or in the case of a joint holding, by each joint holder) or his/her attorney duly authorised in writing or, if the member is a corporation, in a manner permitted by the Corporations Act. A proxy given by a foreign corporation must be executed in accordance with the laws of that corporation’s place of incorporation.

If you sign the proxy form and do not appoint a proxy, you will have appointed the Chairman of the meeting as your proxy.

The appointment of one or more duly appointed proxies will not preclude a Shareholder from attending this meeting and voting personally. If the Shareholder votes on a resolution, the proxy must not vote as the Shareholder’s proxy on that resolution. A proxy form is attached to this Notice.

How the Chairman will vote undirected proxies

Subject to the restrictions set out in the Notice, the Chairman of the meeting will vote undirected proxies on, and in favour of, all of the proposed resolutions.

Proxies that are undirected on Resolutions 1, 3 and 4

If you are eligible to vote on Resolutions 1, 3 and 4 and you appoint the Chairman of the meeting as your proxy (or if he may be appointed by default) and do not direct the Chairman how to vote on Resolutions 1, 3 and 4 your shares will be voted in favour of Resolutions 1, 3 and 4 unless you indicate otherwise by marking the applicable box on the proxy form.

Corporate Representatives

Any corporation which is a Shareholder of the Company may appoint a proxy, as set out above, or authorise (by certificate under common seal or other form of execution authorised by the laws of that corporation’s place of incorporation, or in any other manner satisfactory to the Chairperson of the meeting) a natural person to act as its representative at any general meeting.

Corporate representatives are requested to bring appropriate evidence of appointment as a representative in accordance with the constitution of the Company. Attorneys are requested to bring the original or a certified copy of the power of attorney pursuant to which they were appointed. Proof of identity will also be required for corporate representatives and attorneys.

Voting Entitlement

For the purposes of section 1074E(2)(g)(i) of theCorporations Act and Regulation 7.11.37 of the Corporations Regulations, the Board has determined that Shareholders entered on the Company’s Register of Members as at 9 November 2022 at 7:00 pm (Melbourne, Victorian, daylight saving time) are entitled to attend and vote at the meeting. Transactions registered after that time will be disregarded in determining the Shareholders entitled to attend and vote at the meeting.

On a poll, Shareholders have one vote for every fully paid ordinary share held. Holders of options are not entitled to vote.

In the case of joint holders of shares, if more than one holder votes at any meeting, only the vote of the first named of the joint holders in the share register of the Company will be counted.

Special Resolutions

Resolutions 5 and 6 are proposed as special resolutions. For a special resolution to be passed, at least 75% of the votes validly cast on the resolution by shareholders (by number of shares) must be in favour of the resolution.

EXPLANATORY MEMORANDUM

ALTERITY THERAPEUTICS LIMITED

ACN 080 699 065

(“the Company”)

2022 ANNUAL GENERAL MEETING

PURPOSE OF INFORMATION

This Explanatory Memorandum (“this Memorandum”) accompanies and forms part of the Company’s Notice of the 2022 Annual General Meeting (“Meeting”) to be held at Level 3, 62 Lygon Street, Carlton, Victoria, 3053 and virtually on Friday, 11 November 2022 at 9:00 am (AEDT). The Notice of the 2022 Annual General Meeting (“the Notice”) incorporates, and should be read together with, this Memorandum.

ORDINARY BUSINESS

2022 Annual Reports

The 2022 Annual Financial Statements, comprising the Financial Report, Directors’ Report and Auditor’s Report for the year ended 30 June 2022 will be laid before the meeting. Shareholders will have the opportunity to ask questions about or make comments on the 2022 Annual Financial Statements and the management of the Company. A representative of the auditor will be invited to attend to answer questions about the audit of the Company’s 2022 Annual Financial Statements.

The Company’s 2022 Annual Financial Statements are set out in the Company’s 2022 Annual Report which can be obtained from the Company’s website, www.alteritytherapeutics.com or upon request to the Company Secretary by email to phillip@thecfo.com.au or to the Company’s registered office:

Level 3, 62 Lygon Street, Carlton, Victoria, 3053, Australia (telephone +61 3 9824 5254).

There is no requirement for these reports to be formally approved by Shareholders. No resolution is required to be moved in respect of this item.

Resolution #1: Non-binding Resolution - Remuneration Report

Background

Pursuant to the Corporations Act 2001 at the Annual General Meeting of a listed company, the Company must propose a resolution that the Remuneration Report be adopted.

The purpose of this resolution is to present to the Shareholders the Company’s Remuneration Report so that Shareholders may ask questions about or make comments on the management of the Company in accordance with the requirements of the Corporations Act 2001 and vote on whether to adopt the Remuneration Report for the year ended 30 June 2022.

This resolution is advisory only and does not bind the Company. However, the Board will consider the outcome of the vote made by Shareholders on the remuneration report at the meeting when reviewing the Company’s remuneration policies. Under the Corporations Act, if 25% or more of votes that are cast are voted against the adoption of the Remuneration Report at two consecutive annual general meetings (“AGM”) (treating this AGM as the first such meeting), shareholders will be required to vote at the second of those AGM’s on a resolution (a “spill resolution”) that another meeting be held within 90 days at which all of the Company’s Directors (other than the Managing Director and CEO) must be put up for re-election. The vote on the Remuneration Report contained in the Company’s 2021 Annual Financial Statement was passed with the support of more than 75% of votes thus a spill resolution will not be required in the event 25% or more of the votes that are cast at the 2022 AGM are against the adoption of the 2022 Remuneration Report. However, in the event that 25% or more of votes that are cast are against the adoption of the 2022 Remuneration Report, shareholders should be aware if there is a ‘no’ vote of 25% or more for the same resolution at the 2023 AGM it may result in the re-election of the Board. The Remuneration Report is contained within the 2022 Annual Report.

EXPLANATORY MEMORANDUM

You may access the Annual Report by visiting the Company’s website www.alteritytherapeutics.com.

Voting Restrictions

Note that a voting exclusion applies to Resolution 1 in the terms set out in the Notice. In particular, Directors and other members of the key management personnel details of whose remuneration are included in the 2022 Remuneration Report or a closely related party of those persons must not vote on Resolution 1 and must not cast a vote as proxy, unless the proxy appointment gives a direction on how to vote on Resolution 1, provided however that the Chairman may vote undirected proxies on behalf of persons eligible to vote on Resolution 1 where expressly authorised to do so on the proxy form.

Resolution #2: Re-Election of Director – Brian Meltzer

At each AGM of the Company, one third of the Directors of the Company must retire from office by rotation, in accordance with the Company’s Constitution. The Managing Director is not subject to rotation. No Director (except the Managing Director) shall retain office for a period in excess of three years without submitting himself or herself for re-election. A Director who retires from office by rotation and is eligible for re-election may offer him or herself for re-election.

Mr Brian Meltzer retires by rotation and, being eligible, offer himself for re-election. A biography for Mr Meltzer is set out below:

Mr Brian Meltzer has served as a director of our Group since December 1999. Subsequent to several years as Chief Economist of ICI Australia (now Orica), Mr. Meltzer spent 25 years in investment banking. His breadth of expertise includes major property transactions, corporate advisory, corporate finance, management buyouts, venture capital and large-scale syndications. He has held a number of Board and Board Advisory roles for private companies in the human resources, health and wellness, aged care, software, entertainment and finance sectors, including Director of a federal government licensed Innovation Investment Fund. In 2015 he acquired a corporate health division of an American multinational then grew it five-fold before selling it in 2021 to the subsidiary of a Canadian multinational. Mr. Meltzer is also a Director of the Australia-Israel Chamber of Commerce and Chairman of Independence Australia, a social enterprise.

Resolutions #3 and #4 – Refreshing and amending 2004 ASX Plan and 2018 ADS Plan

The Company has adopted two incentive plans: the 2004 ASX Plan (for securities issued to Australian directors, employees and consultants) and the 2018 ADS Plan (for securities issued to non-Australian based, particularly US based, employees, officers, consultants, independent contractors and directors).

The 2004 ASX Plan has been refreshed on several occasions, most recently at the 2020 Annual General Meeting on 18 November 2020. The 2018 ADS Plan was also last refreshed at the 2020 Annual General Meeting on 18 November 2020. “ADSs” are American Depository Shares of the Company reported on the NASDAQ Capital Market. The 2018 ADS Plan relates to ADS and rights to ADSs such as options and warrants (which are substantively equivalent to options to acquire new shares).

Resolutions 3 and 4 seek shareholder approvals to adopt and issue securities under the 2004 ASX Plan and 2018 ADS Plan (respectively) including refreshing the aggregate number of securities that can be issued under the two plans following the approvals to a maximum of 240 million securities (the “Plan Pool”). The Plan Pool is shared between the two plans. Refreshing the plans approves issues of securities from the Plan Pool under the plans, provided that issues to Directors and their associates (including persons whose relationship with the Company or a Director or an associate of a Director is, in ASX’s opinion, such that approval should be obtained) under the plans (or either of them) require further shareholder approvals to be obtained under Listing Rule 10.14.

EXPLANATORY MEMORANDUM

Summaries of the terms of the 2004 ASX Plan and the 2018 ADS Plan are set out in Annexures A and B. A full copy of each of the plans is available on request.

As noted above, the 2004 ASX Plan and the 2018 ADS Plan were last refreshed by shareholders at the 2020 Annual General Meeting on 18 November 2020. Since shareholders last refresh the 2004 ASX Plan and the 2018 ADS Plan, the Company issued an aggregate of 136,542,720 securities under the 2004 ASX Plan and the 2018 ADS Plan.

The maximum number of securities that may be issued under the Plan Pool is 240 million. The Plan Pool applies from receipt of shareholder approval. Any securities issued under the 2004 ASX Plan and 2018 ADS Plan prior to the Meeting are not counted as having been issued under the Plan Pool and will be treated as having been issued in accordance with the shareholder approval obtained at the 2020 Annual General Meeting on 18 November 2020.

The Board of Directors of the Company believes that refreshing the approvals of the 2004 ASX Plan and 2018 ADS Plan, and increasing the Plan Pool, are necessary in order for it to continue to:

a)	provide eligible persons with an additional incentive to work to improve the performance of the Company;

b)	attract and retain eligible persons essential for the continued growth and development of the Company;

c)	promote and foster loyalty and support amongst eligible persons for the benefit of the Company;

d)	enhance the relationship between the Company and eligible persons for the long term mutual benefit of all parties; and

e)	provide an alternative to cash payments.

ASX Listing Rule 7.1 provides that shareholder approval is required for an issue of securities if the securities will, when aggregated with the securities issued by the entity during the previous 12 months, exceed 15% of the number of securities on issue at the commencement of that 12-month period.

ASX Listing Rule 7.2 Exception 13 provides an exception to ASX Listing Rule 7.1 for securities issued under an employee incentive scheme within 3 years after shareholder approval of the scheme. The Company therefore seeks approval of the plans (which are employee incentive schemes) under ASX Listing Rule 7.2 exception 13 so that issues of securities under the plans do not impede the capacity of the Company to issue up to a further 15% of its capital without shareholder approval. ASX Listing Rule 7.1 would otherwise require shareholder approval each time shares or other securities are issued to avoid using the Company’s capacity to 15% of its issued share capital.

ASX Listing Rule 7.2 Exception 14 also provides an exception to Listing Rule 7.1 for issues made to Directors and their associates with approval under Listing Rules 10.11 or 10.14, also avoiding the use of the Company’s capacity to 15% of its issued share capital.

If shareholders approve Resolutions 3 and/or 4, then the Company would be able to issue securities under the plan(s) the subject of the Resolution(s) approved by shareholders without using the placement capacity available to the Company under the ASX Listing Rules (provided that no more than the maximum number of securities that may be issued under the plan(s) as approved by shareholders are issued). If shareholders do not approve Resolutions 3 and/or 4 then, in respect of the plan the subject of the Resolution(s) not approved by shareholders, the Company will rely on the shareholder approval(s) obtained at the 2020 Annual General Meeting until the earlier to occur of the limit on the number of securities that may be issued as approved by shareholders is reached or 18 November 2023, being three years after the 2020 Annual General Meeting.

EXPLANATORY MEMORANDUM

As each of the Directors of the Company are (subject to further shareholder approvals) eligible to participate in either or both of the plans, they have abstained from making a recommendation in respect of Resolutions 3 or 4.

A voting exclusion statement and proxy voting prohibition as set out in the Notice applies to each of Resolutions 3 and 4.

SPECIAL BUSINESS

Resolution #5 Approval of 10% placement facility

1.	General

ASX Listing Rule 7.1A enables eligible entities to issue equity securities (as that term is defined in the ASX Listing Rules) up to 10% of its issued share capital through placements over a 12 month period after the Annual General Meeting (10% Placement Facility). The 10% Placement Facility is in addition to the Company’s 15% placement capacity under ASX Listing Rule 7.1. An eligible entity for the purposes of ASX Listing Rule 7.1A is an entity that is not included in the S&P/ASX 300 Index and has a market capitalisation of A$300 million or less. The Company is an eligible entity as at the date of the Notice.

The Company seeks Shareholder approval by way of a special resolution to have the ability to issue equity securities under the 10% Placement Facility. The exact number of equity securities (if any) to be issued under the 10% Placement Facility will be determined in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 (refer to section 2(c) below). Equity securities under the 10% Placement Facility may only be issued for cash consideration. The Company may use funds raised from any 10% Placement Facility for funding of specific projects and/or general working capital.

If shareholders pass Resolution 5, the Company may be able to issue the number of equity securities under the 10% Placement Facility in accordance with the formula prescribed by ASX Listing Rule 7.1A.2 (as set out below). If Resolution 5 is not passed by shareholders then the Company will not be able to issue Equity Securities under the 10% Placement Facility.

The Directors of the Company believe that Resolution 5 is in the best interests of the Company and unanimously recommend that Shareholders vote in favour of this resolution.

2.	Description of ASX Listing Rule 7.1A

(a)	Shareholder approval

The ability to issue equity securities under the 10% Placement Facility is subject to shareholder approval by way of a special resolution at an AGM.

(b)	Equity Securities

Any equity securities issued under the 10% Placement Facility must be in the same class as an existing quoted class of equity securities of the Company.

The Company, as at the date of the Notice, has on issue one class of quoted equity securities, being fully paid ordinary Shares.

EXPLANATORY MEMORANDUM

(c)	Formula for calculating 10% Placement Facility

ASX Listing Rule 7.1A.2 provides that eligible entities which have obtained shareholder approval at an AGM may issue or agree to issue, during the 12-month period after the date of the AGM, a number of equity securities calculated in accordance with the following formula:

(A x D) – E

A is the number of shares on issue 12 months before the date of the issue or agreement:

(A)	plus the number of fully paid shares issued in the 12 months under an exception in ASX Listing Rule 7.2 other than exception 9, 16 or 17;

(B)	plus the number of fully paid ordinary shares issued in the relevant period on the conversion of convertible securities within ASX Listing Rule 7.2 exception 9 where:

●	the convertible securities were issued or agreed to be issued before the commencement of the relevant period; or

●	the issue of, or agreement to issue, the convertible securities was approved, or take under those rules to have been approved, under ASX Listing Rule 7.1 or 7.4;

(C)	plus the number of fully paid ordinary shares issued in the relevant period under an agreement to issue securities within ASX Listing Rule 7.2 Exception 16 where:

●	the agreement was entered into before the commencement of the relevant period; or

●	the agreement or issue was approved, or taken under those rules to have been approved, under ASX Listing Rule 7.1 or 7.4;

(D)	plus the number of partly paid shares that became fully paid in the 12 months;

(E)	plus the number of fully paid shares issued in the 12 months with approval of holders of shares under ASX Listing Rules 7.1 and 7.4; and

(F)	less the number of fully paid shares cancelled in the 12 months.

Note that A has the same meaning in ASX Listing Rule 7.1 when calculating an entity’s 15% placement capacity.

D	is 10%.

E	is the number of equity securities issued or agreed to be issued under ASX Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that has not been subsequently approved and ratified by shareholders under ASX Listing Rules 7.4.

(d)	ASX Listing Rule 7.1 and ASX Listing Rule 7.1A

The ability of an entity to issue equity securities under ASX Listing Rule 7.1A is in addition to the entity’s 15% placement capacity under ASX Listing Rule 7.1.

EXPLANATORY MEMORANDUM

The actual number of equity securities that the Company will have capacity to issue under ASX Listing Rule 7.1A will be calculated at the date of issue of the equity securities in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 (refer to section 2(c) above).

(e)	Minimum Issue Price

The issue price of equity securities issued under ASX Listing Rule 7.1A must be not less than 75% of the VWAP of equity securities in the same class calculated over the 15 trading days immediately before:

(A)	the date on which the price at which the equity securities are to be issued is agreed by the Company and the recipient of the relevant equity securities; or

(B)	if the equity securities are not issued within 10 trading days of the date in paragraph (A) above, the date on which the equity securities are issued.

(f)	10% Placement Period

Shareholder approval of the 10% Placement Facility under ASX Listing Rule 7.1A is valid from the date of the AGM at which the approval is obtained and expires on the earlier to occur of:

(A)	the date and time that is 12 months after the date of the AGM at which the approval is obtained; or

(B)	the date and time of the subsequent AGM after the AGM at which the approval is obtained; or

(C)	the date and time of the approval by shareholders of a transaction under ASX Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking),

(10% Placement Period).

3.	ASX Listing Rule 7.1A

The effect of Resolution 5 will be to allow the Directors to issue the equity securities under ASX Listing Rule 7.1A during the 10% Placement Period without using the Company’s 15% placement capacity under ASX Listing Rule 7.1.

Resolution 5 is a special resolution and therefore requires approval of 75% of the votes cast by Shareholders present and eligible to vote (in person, by proxy, by attorney or, in the case of a corporate Shareholder, by a corporate representative).

4.	Specific Information required by ASX Listing Rule 7.3A

Pursuant to and in accordance with ASX Listing Rule 7.3A, information is provided in relation to the approval of the 10% Placement Facility as follows:

(a)	The equity securities will be issued at an issue price of not less than 75% of the VWAP for the Company’s equity securities over the 15 trading days immediately before:

(A)	the date on which the price at which the equity securities are to be issued is agreed by the Company and the recipient of the relevant equity securities; or

(B)	if the equity securities are not issued within 10 trading days of the date in paragraph (i) above, the date on which the equity securities are issued.

EXPLANATORY MEMORANDUM

(b)	If Resolution 5 is approved by the Shareholders and the Company issues equity securities under the 10% Placement Facility, the existing Shareholders’ voting power in the Company will be diluted as shown in the below table (in the case of unlisted options, only if the unlisted options are exercised).

(c)	There is a risk that:

(A)	the market price for the Company’s equity securities may be significantly lower on the date of the issue of the equity securities than on the date of the Annual General Meeting; and

(B)	the equity securities may be issued at a price that is at a discount to the market price for the Company’s equity securities on the issue date,

which may have an effect on the amount of funds raised by the issue of the equity securities.

The table below shows the dilution of existing Shareholders on the basis of the current market price of Shares and the current number of ordinary securities for variable “A” calculated in accordance with the formula in ASX Listing Rule 7.1A(2) as at the date of the Notice.

The table below also shows:

(i)	two examples where variable “A” has increased by 50% and 100%. Variable “A” is based on the number of ordinary shares the Company has on issue. The number of ordinary securities on issue may increase as a result of issues of ordinary securities that do not require Shareholder approval (for example, a pro rata entitlements issue or scrip issued under a takeover offer) or future specific placements under ASX Listing Rule 7.1 that are approved at a future Shareholders’ meeting; and

(ii)	two examples of where the price of ordinary securities has decreased by 50% and increased by 50% as against the Deemed Price (defined below).

	Dilution
Variable “A” in ASX Listing Rule 7.1A.2	50% decrease in Deemed Price $0.0065	Deemed Price $0.013	50% Increase in Deemed Price $0.0195

Current Variable A 2,406,874,578 Shares	10% Voting Dilution 240,687,457 Shares

Funds raised	$1,564,468	$3,128,937	$4,693,405

50% increase in current Variable A 3,610,311,867 Shares	10% Voting Dilution 361,031,186 Shares

Funds raised	$2,346,703	$4,693,405	$7,040,108

100% increase in current Variable A 4,813,749,156 Shares	10% Voting Dilution 481,374,915 Shares

Funds raised	$3,128,937	$6,257,874	$9,386,811

*	Please note that the current number of shares on issue shown above is correct at the date of the Notice.

EXPLANATORY MEMORANDUM

The table has been prepared on the following assumptions:

(i)	The share figures are as at close of trade on 5 October 2022;

(ii)	The Company issues the maximum securities available under the ASX Listing Rule 7.1A being 10% of the Company’s shares on issue at the date of the Meeting;

(iii)	No unlisted options and/or warrants are exercised into fully paid ordinary securities before the date of the issue of securities under ASX Listing Rule 7.1A;

(iv)	The table does not demonstrate an example of dilution that may be caused to a particular shareholder by reason of placements under ASX Listing Rule 7.1A, based on that shareholder’s holding at the date of the Meeting;

(v)	The table only demonstrates the effect of issues of securities under ASX Listing Rule 7.1A. It does not consider placements made under ASX Listing Rule 7.1, the “15% rule”;

(vi)	The price of ordinary securities is deemed for the purposes of the table above to be $0.013, being the closing price of the Company’s listed securities on ASX 5 October 2022 (Deemed Price). The Deemed Price is indicative only and does not consider any discount to market that the securities may be placed at; and

(vii)	The table does not demonstrate the effect of listed or unlisted options being issued under ASX Listing Rule 7.1A, it only considers the issue of the fully paid ordinary securities.

(d)	The Company will only issue and allot the equity securities during the 10% Placement Period. The approval under Resolution 5 for the issue of the equity securities will cease to be valid in the event that Shareholders approve a transaction under ASX Listing Rule 11.1.2 (a significant change to the nature or scale of activities or ASX Listing Rule 11.2 (disposal of main undertaking).

(e)	The Company may only seek to issue the equity securities under the 10% Placement Facility for cash consideration. The Company intends to use the funds raised towards advancing specific Company projects and/or general working capital.

The Company will comply with the disclosure obligations under ASX Listing Rules 7.1A(4) upon issue of any equity securities.

The Company’s allocation policy is dependent on the prevailing market conditions at the time of any proposed issue pursuant to the 10% Placement Facility. The identity of the allottees of equity securities will be determined on a case-by-case basis having regard to factors including but not limited to the following:

(i)	the methods of raising funds that are available to the Company, including but not limited to, rights issue or other issue in which existing security holders can participate;

(ii)	the effect of the issue of the equity securities on the control of the Company;

(iii)	the financial situation and solvency of the Company; and

(iv)	advice from corporate, financial and broking advisers (if applicable).

The allottees under the 10% Placement Facility have not been determined as at the date of the Notice but may include existing substantial Shareholders and/or new Shareholders who are not related parties or associates of a related party of the Company.

EXPLANATORY MEMORANDUM

Further, if the Company were to pursue an acquisition and were it to be successful in acquiring new assets or investments, it is possible that the allottees under the 10% Placement Facility will be the vendors of the new assets or investments, provided the equity securities were issued for cash consideration.

(f)	The Company previously obtained approval for the 10% Placement Facility at its 2012, 2013, 2015, 2016, 2017, 2018, 2019, 2020 and 2021 AGMs. The Company did not issue any equity securities under the 10% Placement Facility in the 12 months preceding the Meeting.

(g)	A voting exclusion statement is included in the Notice. At the date of the Notice, the Company has not approached any particular existing Shareholder or security holder or an identifiable class of existing security holder to participate in the issue of the Equity Securities, and it is not proposed to do so between the date of the Notice and the date of the Meeting. No existing Shareholder’s votes will therefore be excluded under the voting exclusion in the Notice.

Resolution #6 – Amendment of Company constitution

It is proposed that the Constitution of the Company be amended as set out in Annexure C. The Company is seeking to amend the Constitution to clarify and expand upon provisions relating to the conduct of shareholder meetings by electronic means, including without the need for a physical location, for the benefit and convenience of the shareholders of the Company. The specific amendments for which approval is sought are set out in Annexure C.

Resolution 6 is a special resolution and therefore requires approval of 75% of the votes cast by Shareholders present and eligible to vote (in person, by proxy, by attorney or, in the case of a corporate shareholder, by a corporate representative).

The Directors of the Company unanimously recommend shareholders vote in favour of Resolution 6.

Resolutions #7 – Ratification of prior issue of shares

Resolution 7 seeks shareholder ratification for the purposes of ASX Listing Rule 7.4 for the prior issue of the 9,543,840 fully paid ordinary shares at an issue price of A$0.0135 (0.0135 Australian cents) per share to unrelated sophisticated, professional and other investors exempt from the disclosure requirements of Chapter 6D of the Corporations Act who were identified by the Company, raising approximately A$128,842 before costs.

The shares were issued on under the placement capacity available to the Company under ASX Listing Rule 7.1 and an Appendix 2A for the issue of the shares was released to ASX on 23 September 2022.

ASX Listing Rule 7.4 provides that where a company’s shareholders ratify the prior issue of securities made pursuant to ASX Listing Rule 7.1 (provided that the previous issue of securities did not breach ASX Listing Rule 7.1) those securities will be deemed to have been issued with shareholder approval for the purposes of ASX Listing Rule 7.1. The Company seeks approval under Listing Rule 7.4 to refresh its capacity to make further issues without shareholder approval under Listing Rule 7.1.

If shareholders pass Resolution 7 then the fully paid ordinary shares the subject of Resolution 7 will be treated as not having used the placement capacity of the Company available under the ASX Listing Rules. The fully paid ordinary shares will also increase the placement capacity available to the Company under the ASX Listing Rules. If shareholders do not pass Resolution 7 then the fully paid ordinary shares the subject of Resolution 7 will continue to use the placement capacity available to the Company under the ASX Listing Rules.

EXPLANATORY MEMORANDUM

The following information is provided in accordance with the requirements of ASX Listing Rule 7.5:

•	The securities were issued to unrelated sophisticated, professional and other investors exempt from the disclosure requirements of Chapter 6D of the Corporations Act who were identified by the Company.

•	The total number of securities issued was 9,543,840 fully paid ordinary shares.

•	The shares issued will have the same terms and rights as, and will rank equally with, the Company’s other fully paid ordinary shares.

•	The shares were issued on 21 September 2022 and an Appendix 2A was released to ASX on 23 September 2022.

•	The shares were issued at $0.0135 (0.0135 cents) per share.

•	Approximately A$128,842 before costs was raised from the issue of the shares the subject of Resolution 7.

•	A voting exclusion for Resolution 7 is contained in the Notice accompanying this Memorandum.

The Directors unanimously recommend shareholders vote in favour of Resolution 7.

EXPLANATORY MEMORANDUM

ANNEXURE A

SUMMARY OF 2004 ASX PLAN – REFER RESOLUTION 3

The 2004 ASX Plan is administered by a Share Plan Committee. The Committee has authority, in its sole discretion, to issue share and grant options under the 2004 ASX Plan, to interpret the provisions of the 2004 ASX Plan and to prescribe, amend, and rescind rules and regulations relating to the 2004 ASX Plan or any issue or grant thereunder as it may deem necessary or advisable. All decisions made by the Committee pursuant to the provisions of the 2004 ASX Plan shall be final, conclusive and binding on all persons.

The number of shares issued or options granted, the exercise price and option term of options granted, and the vesting schedule and escrow periods of shares issued and options granted under the 2004 ASX Plan are determined by the Committee, in accordance with the provisions of the 2004 ASX Plan, and specified in an offer document from the Company and accepted by the eligible person, subject to the terms of the 2004 ASX Plan. Options granted under the 2004 ASX Plan will be unlisted and exercisable at an exercise price equal to less than market value of an ordinary share on the ASX at the date of grant, as set forth in the 2004 ASX Plan, or such other exercise price that the Committee determines to be appropriate under the circumstances. The term of an option granted under the 2004 ASX Plan will be determined by the Committee; however no option will be exercisable after the expiration of ten years from the date of its grant. Except as otherwise provided in the 2004 ASX Plan or determined by the Committee and set forth in an offer document, the issuance of shares and exercise of options granted under the 2004 ASX Plan will either (i) be subject to an escrow, under which such shares or options cannot be disposed of or exercised, respectively, within six months from the date of issue or grant (or 12 months if issued or granted to a director); or (ii) will vest over a four year period in four equal instalments, 25% at the end of each year from the date of grant. Shares issued and options granted under the 2004 ASX Plan may be subject to other performance criteria and hurdles, as determined by the Committee.

EXPLANATORY MEMORANDUM

ANNEXURE B

SUMMARY OF 2018 ADS PLAN – REFER RESOLUTION 4

The purpose of the 2018 ADS Plan is to provide incentive for non-Australian based (particularly US based) employees, officers, consultants, independent contractors and directors.

Options granted under the 2018 ADS Plan may be incentive stock options, as provided in Section 422 of the Internal Revenue Code of 1986, as amended, or non-qualified stock options. Incentive stock options may only be granted to employees of the Company and its subsidiaries (including, without limitation, officers and directors who are also employees of the Company and its subsidiaries) and may not be granted to any owner of 10% or more of the total combined voting power of all classes of stock of the Company and its subsidiaries, or a 10% holder. To the extent that the aggregate fair market value, determined on the date that an option is granted, of ADSs with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year exceeds $100,000, such option shall be treated as a non-qualified stock option.

Under the 2018 ADS Plan, the Company is entitled to grant to employees, officers, consultants, independent contractors and directors of the Company or any of its subsidiaries, from time to time, options to purchase American Depositary Shares, or ADSs, of the Company. The number of ADSs with respect to which options may be granted to any eligible participant under the 2018 ADS Plan in any calendar year shall not exceed 2.625 million ADSs, representing 108.5 million ordinary shares of the Company. ADSs that are forfeited under the terms of the 2018 ADS Plan and ADSs that are the subject of options that expire unexercised or which are otherwise surrendered by an optionee without receiving any payment or other benefit with respect thereto may again become available for new option grants under the 2018 ADS Plan.

The 2018 ADS Plan is administered by a Share Plan Committee. The Committee has authority, in its sole discretion, to grant options under the 2018 ADS Plan, to interpret the provisions of the 2018 ADS Plan and to prescribe, amend, and rescind rules and regulations relating to the 2018 ADS Plan or any options granted thereunder as it may deem necessary or advisable. All decisions made by the Committee pursuant to the provisions of the 2018 ADS Plan shall be final, conclusive and binding on all persons.

The type of option (incentive stock option or non-qualified stock option), exercise price, option term and vesting schedule of options granted under the 2018 ADS Plan are determined by the Committee, in accordance with the provisions of the ADS Plan, and specified in an option agreement by and between the Company and the optionee, subject to the terms of the 2018 ADS Plan. The exercise price per each ADS will be determined by the Committee at the time any option is granted, however the exercise price of an incentive stock option will not be less than 100% of the fair market value of such ADS on the date of the grant and the price of an incentive stock option granted to a 10% holder will not be less than 110% of the fair market value of such ADS on the date of the grant. Options granted under the 2018 ADS Plan will not be exercisable after the expiration of ten years from the date of grant, and in the case of an incentive stock option granted to a 10% holder, the term of the option will be five years from the date of grant or such shorter term as may be provided in the option agreement. The options will vest over a four year period in four equal instalments, 25% at the end of each year from the date of grant, unless otherwise provided by the Committee in an option agreement.

Options granted under the 2018 ADS Plan are not assignable or transferable by the grantee, other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the grantee only by the grantee or his or her guardian or legal representative.

EXPLANATORY MEMORANDUM

ANNEXURE C

CONSTITUTION AMENDMENTS – REFER RESOLUTION 6

Add the following at the end of clause 15.1:

“Annual general meetings of the Company are expressly permitted to be held:

(a)	at one physical location; or
(b)	at one or more physical locations using virtual meeting technology; or
(c)	using virtual meeting technology only without the need for a physical location”

Add the following at the end of clause 15.2:

“General meetings of the Company are expressly permitted to be held:

(a)	at one physical location; or
(b)	at one or more physical locations using virtual meeting technology; or
(c)	using virtual meeting technology only without the need for a physical location”

Alterity
THERAPEUTICS

Alterity Therapeutics Limited
ABN 37 080 699 065

ATH

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Need assistance?

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YOUR VOTE IS IMPORTANT

For your proxy appointment to be effective it must be received by **9:00 am (AEDT) Wednesday, 9 November 2022**.

Proxy Form

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

APPOINTMENT OF PROXY

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

SIGNING INSTRUCTIONS FOR POSTAL FORMS

Individual: Where the holding is in one name, the securityholder must sign.

Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.

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PARTICIPATING IN THE MEETING

Corporate Representative
If a representative of a corporate securityholder or proxy is to participate in the meeting you will need to provide the appropriate "Appointment of Corporate Representative". A form may be obtained from Computershare or online at www.investorcentre.com/au and select "Printable Forms".

Lodge your Proxy Form:

XX

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Lodge your vote online at www.investorvote.com.au using your secure access information or use your mobile device to scan the personalised QR code.

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Samples/000001/000002/i12

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with '**X**') should advise your broker of any changes.

I 9999999999 I ND

Proxy Form

Please mark ☒ to indicate your directions

Step 1 Appoint a Proxy to Vote on Your Behalf

XX

I/We being a member/s of Alterity Therapeutics Limited hereby appoint

☐ **the Chairman of the Meeting** **OR** ____________________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Annual General Meeting of Alterity Therapeutics Limited to be held at Level 3, 62 Lygon Street, Carlton, Victoria, 3053 and as a virtual meeting on Friday, 11 November 2022 at 9:00 am (AEDT) and at any adjournment or postponement of that meeting.

Chairman authorised to exercise undirected proxies on remuneration related resolutions: Where I/we have appointed the Chairman of the Meeting as my/our proxy (or the Chairman becomes my/our proxy by default), I/we expressly authorise the Chairman to exercise my/our proxy on Resolutions 1, 3 and 4 (except where I/we have indicated a different voting intention in step 2) even though Resolutions 1, 3 and 4 are connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chairman.

Important Note: If the Chairman of the Meeting is (or becomes) your proxy you can direct the Chairman to vote for or against or abstain from voting on Resolutions 1, 3 and 4 by marking the appropriate box in step 2.

Step 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

		For	Against	Abstain
Resolution 1	Non-binding resolution to adopt Remuneration Report	☐	☐	☐
Resolution 2	Re-Election of Director – Mr. Brian Meltzer	☐	☐	☐
Resolution 3	Approval to refresh and amend 2004 ASX Plan	☐	☐	☐
Resolution 4	Approval to refresh and amend 2018 ADS Plan	☐	☐	☐
Resolution 5	Approval of 10% Placement Issue	☐	☐	☐
Resolution 6	Amendment of Company constitution	☐	☐	☐
Resolution 7	Ratification of prior issue of shares	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made.

Step 3 Signature of Securityholder(s)

This section must be completed.

Individual or Securityholder 1	Securityholder 2	Securityholder 3	
			/ /
Sole Director & Sole Company Secretary	Director	Director/Company Secretary	Date

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